EXHIBIT 99.1

Loncor Resources Provides Exploration Update on Regional
Exploration Targets at Ngayu, DRC

–	Drilling ongoing at Itali prospect
–	Three significant mineralized strike trends outlined at Nagasa (4.5 km), Matete (2.0 km) and Mondarabe (1.5km) within Imva Fold
–	Drilling to commence on regional targets in Q3 2012

Toronto, Canada - June 14, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") is pleased to announce an exploration update on its regional target follow-up at its Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

Regional exploration at Ngayu has focused on targets generated by integrated geophysical (aeromagnetic & radiometric) and stream sediment (Bulk Leach Extractable Gold - “BLEG”) geochemical surveys. This regional interpretation was completed at the end of 2011, and a total of 13 key priority target areas were defined for further work (see Loncor press release dated December 12, 2011 “Loncor completes Regional Assessment of the Ngayu Greenstone Belt and Defines 13 Key Priority Target Areas for Follow-up”).

Detailed groundwork commenced on four of the higher priority targets (three in the Imva Fold area and Anguluku) early in 2012, with the objective of defining drill targets during the third quarter of 2012.  Drilling also recommenced in April 2012 on the Itali prospect in the northeast part of the Imva Fold, where the initial discovery hole intersected 38 metres (true thickness) grading 2.66 g/t Au.

Initial groundwork on these priority regional targets has delineated significant mineralized gold trends at Nagasa (4.5 km), Matete (2.0 km) and Mondarabe (1.5 km) in the Imva Fold area. Further infill soil geochemistry, augering, pitting and trenching will be undertaken prior to the commencement of core drilling in the third quarter of 2012. Groundwork continues at Anguluku and soil geochemical results are awaited.

 “We have made rapid progress on the ground at Ngayu to assess our previously outlined regional targets from the BLEG and airborne geophysical programs completed late last year and have delineated significant mineralised trends at Nagasa, Matete and Mondarabe,” commented  Loncor President & CEO Peter Cowley. “We now expect to be drilling some of these targets during the third quarter of this year in addition to the ongoing drill program at Itali. At Makapela, we have commenced the Preliminary Economic Assessment, which follows the inferred mineral resource estimate of 4.10 million tonnes grading 7.59 g/t Au for one million ounces of gold”. (see Loncor press release dated May 29, 2012)

Detailed follow-up of targets defined by the BLEG and geophysics commenced in January 2012. Exploration at Matete, Nagasa and Mondarabe within the Imva Fold (Figure 1) initially comprised soil sampling at a line spacing of 320 metres with 40 metres between samples, and these results have been received.  Significant anomalies are present on all three grids, and infill sampling on 160 metre-spaced lines is in progress.  Pitting (digging of vertical pits to gather information on the soil and weathered rock profile) to assess the nature of the overburden has also been carried out, particularly at Matete where the regolith is more complex. Geological mapping and rock chip sampling programs were conducted concurrently with the soil sampling.  More detailed mapping and channel sampling of workings is now in progress, and a mechanical auger drilling program recently started at Nagasa with the objective of testing the saprolite below soil anomalies in preparation for initial exploration drilling.

Figure 1- Soil sampling progress in the Imva Fold area

At Anguluku, soil sampling on 320 metre lines has been completed and infill lines will commence when these results are received.

Exploration results for the above five priority targets are summarized below.

 Itali Target (Figure 2)

Soil sampling at Itali was completed on a line spacing of 160 metres, and has defined an anomaly over a strike of 1,000 metres, with values up to 3,540 ppb Au.   The anomaly is coincident with a zone of artisanal workings exploiting quartz veins within an interlayered sequence of basalt and graphitic schist.  Banded iron formation (BIF) is present in the south of the gridded area.  The quartz veins range from robust veins in excess of 1 metre wide, to narrow veins and veinlets; they occur in zones generally sub-parallel to the pyritized and chloritized host rocks, which dip to the north at about 60°.

Figure 2 - Itali Target: Summarized geology, soil geochemistry, rock chip sampling, artisanal workings and diamond drilling

Potential exists for the mineralization to continue westwards under an area covered by thick soil.  However, it appears to pinch out to the east of the Makasi workings near the licence boundary.  Mineralization also occurs in parallel zones to the north and south, in the vicinity of the Itali pit and Sinamakosa workings respectively.

An intersection of 42.50 m @ 2.11 g/t Au was obtained from an old Colonial trench in the central part of the anomaly, and this was followed up with a diamond drill hole in November 2011.  The drill hole intersected 37.97 m (true thickness) @ 2.66 g/t Au.

Drilling recommenced in April 2012, and two additional holes have been completed to date.  Results are awaited.  The objective of the current program is to drill the mineralized zone on lines 160 metres apart, at vertical depths of 80 metres and 160 metres. A significant feature of the Itali prospect is the deep level of oxidation.  The rocks were completely oxidized to a vertical depth of 110 metres in hole NIDD001, and to 132 metres in NIDD003 situated 160 metres to the east.

Nagasa Target (Figure 3)

Topographically the Nagasa area is generally flat and is characterized by thick soil cover and scarce outcrop.  Exposures in artisanal workings and geophysical data indicate that the area is underlain by a sequence of sercite schists with several bands of BIF, striking east-west and dipping steeply to the north. Strike-parallel faults, probably thrusts, are interpreted and significantly, these structures are coincident with the mineralized zones.  This structural setting bears many similarities to the Geita gold mine in northern Tanzania.

Soil results received to date show a significant anomaly in the eastern half of the grid, over a strike of 3.5 km, and with values up to 4,070 ppb Au.  This area is the focus of significant artisanal activity, with alluvial, colluvial and bedrock mineralization being exploited.  A second soil anomaly is associated with bedrock workings in the west of the grid, over a strike of about 1 km (see Figure 3).

Rock chip results are available for the western part of the grid, and those greater than 1 g/t Au are shown in Figure 3.  The samples are from artisanal workings developed on quartz veins within sericite schist.  Values of up to 8.91 g/t Au have been returned from the quartz veins and up to 6.51 g /t Au from the wall rocks.

Infill soil sampling is in progress, and a mechanical auger drilling program has commenced to test the saprolite and more closely delineate the mineralized zones.  The objective is to define targets for the commencement of diamond drilling in Q3 2012. Given the strike potential indicated by the soil sampling and artisanal activity, and the positive structural setting, Nagasa is currently considered to be the most promising target in the Imva Fold area.

Figure 3 - Nagasa Target: Summarized geology, soil geochemistry, rock chip sampling and artisanal workings

Matete Target (Figure 4)

Anomalous soil values of up to 670 ppb occur in the Masasi area, the +100 ppb contour defining an area of approximately 1.5 x 0.5 km.  The majority of the area is covered by transported overburden, and although this is relatively thin (generally less than 2 metres in depth), it is probable that the soil values have been suppressed and dispersed. The area contains several small artisanal bedrock workings and extensive areas of shallow pitting in colluvium.

Lithologies exposed in the workings, rare outcrop and float comprise an intrusive similar in texture and mineralogy to rocks from the general area that were petrographically identified as quartz diorite.  Anomalous gold values occur where this rock has been sheared, silicified and quartz veined.  The veins are generally parallel to the shear fabric which strikes northeast towards the Don de Dieu workings and has a subvertical to steep southeasterly dip.  The intrusive has been emplaced into a folded and faulted sequence of sericite schists (metamorphosed pelites and tuffs) and BIF.

The majority of the mineralized samples from Masasi comprise either massive quartz veins (up to 29.6 g/t Au) or sheared and veined quartz diorite (up to 12.5 g/t Au).  However, the highest grade of 69.7 g/t Au was returned for a sample of relatively undeformed quartz diorite cut by a 1 cm-wide quartz vein. Mineralization in the Don de Dieu area is also associated with quartz veins within sheared quartz diorite.  As at Masasi, the shearing in the Don de Dieu area strikes approximately NE-SW, and the zone of deformation may be the strike extension of the Masasi structure, indicating potential for a mineralized corridor with a strike of at least 2 km.

Figure 4 - Matete Target: Summarized geology, soil geochemistry, rock chip sampling and artisanal workings

Work at Matete is now focusing on detailed mapping in the areas of the soil anomalies, and trenching to further expose mineralization in artisanal workings.  Mechanical auger drilling is also planned to better define the mineralized trends, and delineate drilling targets.

 Mondarabe Target (Figure 5)

Soil sampling results have been received for all 320 metre-spaced lines, and infill sampling has commenced.  The most significant soil anomalies occur:

(a) in the north of the grid in the vicinity of the Mondarabe artisanal workings, where +100 ppb values (maximum of 2,350 ppb) occur over a strike of 960 metres.

(b) in the southern part of the grid, associated with an area interpreted to be underlain by a syn-tectonic granitoid and complexly folded BIF.  This anomaly has a strike of about 640 metres, with values up to 900 ppb Au.

The mineralization in the Mondarabe workings comprises mainly foliation-parallel quartz veins and veinlets within saprolitic, sericite schist.  Channel sampling and mapping of the workings is in progress.

Figure 5 - Mondarabe Target: Summarized geology, soil geochemistry, rock chip sampling and artisanal workings

Anguluku Target (Figure 6)

The area of anomalous BLEG data at Anguluku is underlain by BIF, and lies at the intersection of the NW-SE trending Yindi structure and E-W, strike-parallel faults.  The latter are possibly thrusts which formed due to compression of the Anguluku lithological sequence against a basement dome immediately to the north.

Soil sampling has been completed on 320 metre-spaced lines over a strike of 3,840 metres.  All results are awaited.  Two zones of artisanal workings have been identified:

(a) the E-W trending Golgota-Tresor zone, situated in the north of the grid, over a strike of approximately 1,300 metres. Strike-parallel quartz veins occur in sericite schist.

(b) the ESE trending Sukisa-Malewa colluvial workings indicating a potentially mineralized strike of 1,200 metres.  This zone is approximately parallel to and coincident with a magnetic high, probably representing BIF. Following receipt of results from the 320 metre soil lines, infill lines at 160 metres will be planned.  A systematic program of mapping and sampling artisanal and colonial workings will also be implemented.

Figure 6 - Geological setting of the Anguluku Target and location of soil grid

Sampling and Analysis

Soil and rock samples were placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were prepared and analysed for gold by fire assay using a 50g charge. The channel samples were crushed down to minus 2 mm and split with half of the sample pulverized down to 90% passing 75 microns. The soil samples were sieved to minus 2 mm and the undersized fraction pulverized down to 90% passing 75 microns. Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Technical Report
Additional information with respect to the Company's Ngayu Project is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 sq km covering part of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "Inferred Mineral Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 30, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact:

Peter N. Cowley
President and Chief Executive Officer
Telephone: + 44 (0) 790 454 0856

Naomi Nemeth
Investor Relations
T: +1 (416) 366-2221 or +1 (800) 714-7938
info@loncor.com

Arnold T. Kondrat
Executive Vice President
T: +1 416 366-2221

Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.